As filed with the Securities and Exchange Commission on June 1, 2016

Registration No. 333-208556

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

POST-EFFECTIVE AMENDMENT NO. 1

ON FORM S-8 TO FORM F-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

COCA-COLA EUROPEAN PARTNERS PLC

(Exact name of registrant as specified in its charter)

England and Wales	98-1267571
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

Enterprises House

Bakers Road

Uxbridge UB8 1 EZ

+44 (0)20 7400 3333

(Address and telephone number of registrant’s principal executive offices)

Options to purchase stock, restricted stock units and performance stock units granted under the Coca-Cola Enterprises, Inc. 2010 Incentive Award Plan, and assumed by the Registrant

Options to purchase stock granted under the Coca-Cola Enterprises, Inc. Legacy Long-Term Incentive Plan, and assumed by the Registrant

(Full title of the plans)

Puglisi & Associates

850 Library Avenue

Suite 204

Newark, DE 19711

Attention: Service of Process Department

(Name and Address of Agent For Service)

(302) 738-6680

(Telephone number, including area code, of agent for service)

Copies to:

Harry S. Pangas, Esq.

Sutherland Asbill & Brennan LLP

700 Sixth Street, NW, Suite 700

Washington, DC 20001

Telephone: (202) 383-0100

Facsimile: (202) 637-3593

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☑	Smaller reporting company	☐

CALCULATION OF REGISTRATION FEE

Title of securities to be registered	Title of Plan	Amount to be registered(1)	Proposed maximum offering price per share(2)	Proposed maximum aggregate offering price(2)	Amount of registration fee(2)
Ordinary Shares, nominal value €0.01 per share	Coca-Cola Enterprises, Inc. 2010 Incentive Award Plan	7,356,392(3)	N/A	N/A	N/A
Ordinary Shares, nominal value €0.01 per share	Coca-Cola Enterprises, Inc. 2010 Incentive Award Plan	514,080(4)	N/A	N/A	N/A
Ordinary Shares, nominal value €0.01 per share	Coca-Cola Enterprises, Inc. 2010 Incentive Award Plan	1,523,278(5)	N/A	N/A	N/A
Ordinary Shares, nominal value €0.01 per share	Coca-Cola Enterprises, Inc. Legacy Long-Term Incentive Plan	2,544,104(6)	N/A	N/A	N/A

(1)	Pursuant to Rule 416(a) under the Securities Act of 1933, as amended (the “Securities Act”), this Registration Statement also covers an indeterminate number of additional Ordinary Shares, nominal value €0.01 per share (“Ordinary Shares”), of Coca-Cola European Partners plc, formerly known as Spark Orange Limited and Coca-Cola European Partners Limited (the “Registrant”), which may be offered and issued to prevent dilution resulting from adjustments as a result of stock dividends, stock splits, reverse stock splits, recapitalizations, reclassifications, mergers, split-ups, reorganizations, consolidations and other capital adjustments.
(2)	Not applicable. All filing fees payable in connection with the registration of these securities were paid in connection with the registration of Ordinary Shares of the Registrant pursuant to the registration statement on Form F-4 (File No. 333-208556) originally filed with the Securities and Exchange Commission (the “SEC”) on December 15, 2015 and the registration statement on Form F-4 (File No. 333-211701) filed with the SEC on May 27, 2016. Accordingly, no additional filing fee is required.
(3)	Represents Ordinary Shares issuable upon the exercise of outstanding stock options previously granted under the Coca-Cola Enterprises, Inc. 2010 Incentive Award Plan (the “2010 Plan”), which outstanding options were assumed by the Registrant on May 28, 2016, pursuant to the Merger Agreement (the “Merger Agreement”), dated as of August 6, 2015, by and among the Registrant, Coca-Cola Enterprises, Inc. (“CCE”), Coca-Cola European Partners Holdings US, Inc., formerly known as Orange U.S. HoldCo, LLC (“HoldCo”), and Coca-Cola European Partners US, LLC, formerly known as Orange MergeCo, LLC (“MergeCo”).
(4)	Represents Ordinary Shares issuable pursuant to outstanding and unvested restricted stock units previously granted under the 2010 Plan, which were assumed by the Registrant on May 28, 2016, pursuant to the Merger Agreement.
(5)	Represents Ordinary Shares issuable pursuant to outstanding and unvested performance stock units previously granted under the 2010 Plan, which were assumed by the Registrant on May 28, 2016, pursuant to the Merger Agreement.
(6)	Represents Ordinary Shares issuable upon the exercise of outstanding stock options previously granted under the Coca-Cola Enterprises, Inc. Legacy Long-Term Incentive Plan, which outstanding options were assumed by the Registrant on May 28, 2016, pursuant to the Merger Agreement.

INTRODUCTORY STATEMENT

The Registrant hereby amends its Registration Statement on Form F-4 (Registration No. 333-208556), initially filed with the SEC on December 15, 2015, and declared effective on April 11, 2016 (the “Form F-4”), by filing this Post-Effective Amendment on Form S-8 relating to 11,937,854 Ordinary Shares issuable upon the exercise of options and awards granted pursuant to the terms of the Coca-Cola Enterprises, Inc. 2010 Incentive Award Plan and the Coca-Cola Enterprises, Inc. Legacy Long-Term Incentive Plan (collectively, the “Plans”). All such Ordinary Shares were previously registered on the Form F-4 but will be subject to issuance pursuant to this Post-Effective Amendment.

On May 24, 2016, shareholders of CCE approved a proposal to adopt the Merger Agreement, dated as of August 6, 2015, by and among the Registrant, CCE, HoldCo and MergeCo.

The Merger Agreement provided that CCE would merge with and into MergeCo (the “Merger”), with MergeCo continuing as the surviving company and an indirect wholly owned subsidiary of the Registrant. The Merger was part of the combination of CCE and the companies that own the Coca-Cola bottling operations in Germany, the Iberian region (i.e., Spain, Portugal and Andorra) and Iceland under the Registrant (such combination is referred to herein as the “Combination”).

Pursuant to the Merger Agreement, each share of common stock of CCE (“CCE Common Stock”), other than certain excluded shares, treasury shares and shares of dissenting shareholders, was converted into the right to receive one (1) validly issued, fully paid, non-assessable Ordinary Share and cash consideration of $14.50.

In addition, at the effective time of the Merger, each outstanding option to purchase CCE Common Stock (a “CCE Option”) and each CCE restricted or performance stock unit (a “CCE Stock Unit” and, together with the CCE Options, the “CCE Awards”) issued pursuant to the Plans, whether vested or unvested, were assumed by the Registrant pursuant to the Registrant’s Deed of Assumption and Replacement relating to Equity Awards of CCE and converted into corresponding options and other equity awards with respect to the Ordinary Shares pursuant to the Merger Agreement as follows:

•	Each CCE Option granted under a CCE shareholder-approved equity compensation plan that was outstanding immediately prior to the effective time of the Merger was assumed by the Registrant and converted into an option to purchase Ordinary Shares (an “Ordinary Option”). The per share exercise price of each such Ordinary Option is equal to the product (which is rounded up to the nearest whole cent) of (A) the exercise price of such CCE Option immediately before the effective time of the Merger and (B) a fraction, the numerator of which is the Ordinary Share Price (as defined below) and the denominator of which is the CCE Stock Price (as defined below). The number of Ordinary Shares subject to each Ordinary Option is equal to the product of (A) the number of shares of CCE Common Stock that were subject to the CCE Option as of effective time of the Merger (rounded down to the nearest whole share) and (B) a fraction, the numerator of which is the CCE Stock Price and the denominator of which is the Ordinary Share Price. All such assumed Ordinary Options are subject to terms, vesting conditions, and other conditions that are substantially the same as were applicable to the CCE Options immediately prior to the effective time of the Merger. The “Ordinary Share Price” means the volume-weighted average price of an Ordinary Share on the New York Stock Exchange (“NYSE”) on the first full trading day that occurred after the completion of the Combination (the “Completion”). The “CCE Stock Price” means the volume-weighted average price of CCE Common Stock on the NYSE on the last full trading day that occurred before the Completion.

•	Each CCE Stock Unit granted under a CCE shareholder-approved equity compensation plan that was outstanding immediately prior to the effective time of the Merger was replaced upon the effective time of the Merger with one Ordinary Stock Unit with respect to Ordinary Shares (each, an “Ordinary Stock Unit”), and a credit of $14.50 for each such unit to the account of the holders of the respective units. All such Ordinary Stock Units, including the applicable cash credit, are subject to terms, vesting conditions, and other conditions that are the same as were applicable to the CCE Stock Units immediately prior to the effective time of the Merger, including, with respect to the underlying Ordinary Shares, an entitlement to the same value of cash dividend equivalents, whether accrued prior to or after the effective time of the Merger.

All other terms of the original CCE Awards continue to apply.

PART I

INFORMATION REQUIRED IN THE SECTION 10(a) PROSPECTUS

The information specified in Items 1 and 2 of Part I of Form S-8 will not be filed with the SEC either as part of this Registration Statement or as prospectuses or prospectus supplements in accordance with the provisions of Rule 424 under the Securities Act and the introductory note to Part I of Form S-8. The documents containing the information specified in Part I will be delivered to the respective participants in the plans covered by this Registration Statement and as required by Rule 428(b)(1). Such documents and the documents incorporated by reference in this Registration Statement pursuant to Item 3 of Part II hereof, taken together, constitute a prospectus that meets the requirements of Section 10(a) of the Securities Act.

PART II

INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item 3. Incorporation of Documents by Reference.

We hereby incorporate, or will be deemed to have incorporated, herein by reference the following documents:

(a) The final prospectus filed with the SEC pursuant to Rule 424(b) under the Securities Act on April 11, 2016, as supplemented and amended by the prospectus supplement filed with the SEC pursuant to Rule 424(b) under the Securities Act on May 11, 2016, relating to the Registration Statement on Form F-4, as amended (File No. 333-208556);

(b) All other reports filed pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), since the date of the document referred to in (a) above;

(c) The description of the Registrant’s Ordinary Shares contained in the Registrant’s registration statement filed on Form 8-A with the SEC on May 31, 2016, including any amendments or reports filed for the purpose of updating such description; and

(d) All documents subsequently filed by the Registrant pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the filing of a post-effective amendment to the Registration Statement which indicates that all of the Ordinary Shares registered hereunder have been sold or which deregisters all of such shares then remaining unsold, shall be deemed to be incorporated by reference into this Registration Statement and to be a part hereof from the respective dates of filing of such documents; provided, however, that documents or information deemed to have been furnished and not filed in accordance with SEC rules shall not be deemed incorporated by reference into this Registration Statement. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Registration Statement to the extent that a statement contained herein, or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein, modifies or supersedes such earlier statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Registration Statement.

Item 4. Description of Securities.

Not Applicable.

Item 5. Interests of Named Experts and Counsel.

Not Applicable.

Item 6. Indemnification of Directors and Officers.

Pursuant to the Registrant’s Articles of Association (the “Articles”), and to the fullest extent permitted by the U.K. Companies Act 2006, as amended (the “Companies Act”), and without prejudice to any indemnity to which he or she may otherwise be entitled, the Registrant may indemnify any director or former director of the Registrant or of any associated company, against any liability and may purchase and maintain insurance against any liability for such director or former director, as applicable.

Subject to certain exceptions, English law does not permit the Registrant to indemnify a director against any liability attaching to him or her in connection with any negligence, default, breach of duty or breach of trust in relation to the Registrant.

The exceptions allow the Registrant to:

(1) purchase and maintain director and officer insurance insuring its directors or the directors of an “associated company” (i.e., a company that is a parent, subsidiary or sister company of the Registrant) against any liability attaching in connection with any negligence, default, breach of duty or breach of trust owed to the company of which he or she is a director;

(2) provide a qualifying third-party indemnity provision that permits the Registrant to indemnify its directors and directors of an associated company in respect of proceedings brought by third parties (covering both legal costs and the amount of any adverse judgment), except for (i) the legal costs of an unsuccessful defense of criminal proceedings or civil proceedings brought by the Registrant or an associated company, or the legal costs incurred in connection with certain specified applications by the director for relief where the court refuses to grant the relief, (ii) fines imposed in criminal proceedings, and (iii) penalties imposed by regulatory bodies;

(3) loan funds to a director to meet expenditure incurred defending civil and criminal proceedings against him or her (even if the action is brought by the Registrant itself), or expenditure incurred applying for certain specified relief, subject to the requirement that the loan must be on terms that it is repaid if the defense or application for relief is unsuccessful; and

(4) provide a qualifying pension scheme indemnity provision, that allows the Registrant to indemnify a director of a company that is a trustee of an occupational pension scheme against liability incurred in connection with such director’s activities as a trustee of the scheme (subject to certain exceptions).

The Registrant’s directors, as well as certain senior management members, will be insured under a directors and officers insurance policy to be obtained by the Registrant. The insurance policy will provide for wide coverage, but the directors and officers may incur uninsured liabilities.

On August 6, 2015, the Registrant, CCE, HoldCo and MergeCo entered into the Merger Agreement. Under the terms of the Merger Agreement, following the Completion, the Registrant is required to honor and fulfill in all material respects the obligations of CCE under any and all indemnification agreements between CCE and any of its current or former directors and officers and any person who became a director or officer of CCE or any of its subsidiaries prior to the Completion (such persons, “Indemnified Persons”).

In addition, during the period commencing at the Completion and ending on the sixth anniversary of the Completion, the Registrant is required to cause the limited liability company operating agreement (and other similar organizational documents) of MergeCo to contain provisions with respect to indemnification, exculpation and the advancement of expenses that are at least as favorable as the indemnification, exculpation and advancement of expenses provisions set forth in the charters and bylaws (or other similar organizational documents) of CCE as of the date of the Merger Agreement, and during such six-year period such provisions may not be repealed, amended or otherwise modified in any manner adverse to any Indemnified Person, except as required by applicable law.

Under the terms of the Merger Agreement, during the period commencing at the Completion and ending on the sixth anniversary of the Completion, the Registrant is required to cause MergeCo to indemnify each Indemnified Person from and against any losses in connection with any proceeding to the fullest extent that CCE would have been permitted to do so under applicable law, to the extent such proceeding arises directly or indirectly out of or pertains directly or indirectly to (i) any action or omission or alleged action or omission in such Indemnified Person’s capacity as a director, officer, employee or agent of CCE or any of its subsidiaries or other affiliates for such action or omission, or alleged action or omission, that occurred prior to or at the Completion.

Under the terms of the Merger Agreement, the Registrant is required to, as of the Completion, obtain and fully pay the premium (in each case, at the Registrant’s expense) for the extension of (i) the directors’ and officers’ liability coverage of CCE’s or any of its subsidiaries’ existing directors’ and officers’ insurance policies and (ii) CCE’s or any of its subsidiaries’ existing fiduciary liability insurance policies (collectively, “D&O Insurance”), in each case for a claims reporting or discovery period of at least six (6) years from and after Completion with respect to any claim involving any Indemnified Person in respect of acts or omissions occurring prior to Completion and with a carrier and upon terms that were reasonably acceptable to CCE and that were, with respect to coverage and amount, no less favorable than those of CCE’s or any of its subsidiaries’ existing D&O Insurance; provided that the limit on the aggregate cost of such policy that the Registrant must pay is 300% of CCE’s annual premium for D&O Insurance for the year ended December 31, 2014.

CCE’s by-laws provided that CCE would indemnify each person who is made a party to any action, suit or proceeding (civil, criminal, administrative or investigative) by reason of the fact that they were a former director, officer or employee or were serving at the request of CCE as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, to the fullest extent allowed by Delaware law for all expenses, liability and loss (including attorneys’ fees, judgments, fines, ERISA, excise taxes or penalties and amounts to be paid in settlement) reasonably incurred or suffered by such person in connection with such action, suit or proceeding.

Item 7. Exemption from Registration Claimed.

Not applicable.

Item 8. Exhibits.

Exhibit Number	Description

3	Articles of Association of Coca-Cola European Partners plc (formerly known as Spark Orange Limited and Coca-Cola European Partners Limited)*

4.1	The Coca-Cola Enterprises, Inc. 2010 Incentive Award Plan (As Amended Effective February 7, 2012) (incorporated by reference to Exhibit 99.1 to CCE’s Current Report on Form 8-K filed on February 9, 2012)

4.2	The Coca-Cola Enterprises, Inc. Legacy Long-Term Incentive Plan As Amended and Restated (Effective December 14, 2010) (incorporated by reference to Exhibit 10.9.1 to CCE’s Annual Report on Form 10-K filed on February 14, 2011)

4.3	Registrant’s Deed of Assumption and Replacement relating to Equity Awards of Coca-Cola Enterprises, Inc.*

5	Opinion of Slaughter and May regarding legality*

23.1	Consent of Slaughter and May (included in the opinion filed as Exhibit 5)*

23.2	Consent of Ernst & Young LLP, independent registered public accounting firm of Coca-Cola Enterprises, Inc.*

23.3	Consent of Deloitte, S.L., independent auditors of Coca-Cola Iberian Partners, S.A.U. (formerly known as Coca-Cola Iberian Partners, S.A.)*

23.4	Consent of Ernst & Young GmbH Wirtschaftsprüfungsgesellschaft, independent registered public accounting firm of Coca-Cola Erfrischungsgetränke GmbH (formerly known as Coca-Cola Erfrischungsgetränke Aktiengesellschaft)*

24	Power of Attorney*

*	Filed herewith.

Item 9. Undertakings.

(a) The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective Registration Statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the SEC by the registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the Registration Statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this Post-Effective Amendment No. 1 to be signed on its behalf by the undersigned, thereunto duly authorized, in Uxbridge, Middlesex, on this 1st day of June, 2016.

COCA-COLA EUROPEAN PARTNERS PLC

By:	*
John F. Brock Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 1 has been signed below by the following persons in the capacities indicated and on the dates indicated.

Name	Title	Date

* John F. Brock	Chief Executive Officer (Principal Executive Officer); Director	June 1, 2016

* Manik H. Jhangiani	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	June 1, 2016

* Sol Daurella Comadrán	Chairman and Director	June 1, 2016

* L. Phillip Humann	Director	June 1, 2016

* Thomas H. Johnson	Director	June 1, 2016

* Curtis R. Welling	Director	June 1, 2016

* Jan Bennink	Director	June 1, 2016

* Orrin H. Ingram II	Director	June 1, 2016

* Véronique Morali	Director	June 1, 2016

* Garry Watts	Director	June 1, 2016

* José Ignacio Comenge Sánchez-Real	Director	June 1, 2016

* Alfonso Líbano Daurella	Director	June 1, 2016

* Francisco Ruiz de la Torre Esporrín	Director	June 1, 2016

* Mario Rotllant Solá	Director	June 1, 2016

* J. Alexander M. Douglas, Jr.	Director	June 1, 2016

* Irial Finan	Director	June 1, 2016

* Javier Ferrán	Director	June 1, 2016

* Christine Cross	Director	June 1, 2016

/s/ Donald J. Puglisi	Authorized Representative in the United States	June 1, 2016
Donald J. Puglisi
Managing Director Puglisi & Associates

* By:	/S/ SUZANNE N. FORLIDAS
Suzanne N. Forlidas, Attorney-in-Fact

EXHIBIT INDEX

Exhibit Number	Description

3	Articles of Association of Coca-Cola European Partners plc (formerly known as Spark Orange Limited and Coca-Cola European Partners Limited)

4.3	Registrant’s Deed of Assumption and Replacement relating to Equity Awards of Coca-Cola Enterprises, Inc.

5	Opinion of Slaughter and May regarding legality

23.1	Consent of Slaughter and May (included in the opinion filed as Exhibit 5)

23.2	Consent of Ernst & Young LLP, independent registered public accounting firm of Coca-Cola Enterprises, Inc.

23.3	Consent of Deloitte, S.L., independent auditors of Coca-Cola Iberian Partners, S.A.U. (formerly known as Coca-Cola Iberian Partners, S.A.)

23.4	Consent of Ernst & Young GmbH Wirtschaftsprüfungsgesellschaft, independent registered public accounting firm of Coca-Cola Erfrischungsgetränke GmbH (formerly known as Coca-Cola Erfrischungsgetränke Aktiengesellschaft)

24	Power of Attorney